Filed by AB Active ETFs, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AB Bond Fund, Inc. (File No. 811-02383)

AB BOND FUND, INC. (the “Company”)
-AB High Yield Portfolio (the “Portfolio”)
Class A (Ticker: HIAYX); Advisor Class (Ticker: HIYYX); Class Z (Ticker: HIZYX)

Supplement dated February 3, 2023 to the Portfolio’s Prospectus, Summary Prospectus and Statement of Additional Information dated January 31, 2023, as amended.

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At meetings held on January 31 – February 1, 2023, the Board of Directors of the Company (the “Board”) approved the reorganization of the Portfolio into a newly-created exchange-traded fund (“ETF”) (the “Conversion”), which will be managed by AllianceBernstein L.P. (the “Adviser”). Pursuant to an Agreement and Plan of Acquisition and Termination (the “Plan”), the Portfolio will be converted into an ETF (the “Acquiring Portfolio”), a newly-created series of AB Active ETFs, Inc., with an identical investment objective, and identical fundamental investment policies and investment strategies as the Portfolio. The closing date of the Conversion is expected to occur on or about May 12, 2023.

In connection with the Conversion, the assets and liabilities of the Portfolio will be transferred to the Acquiring Portfolio, and stockholders of the Portfolio will receive shares of the Acquiring Portfolio, equal in aggregate net asset value (“NAV”) to the NAV of their shares of the Portfolio (less cash corresponding to any fractional share amount). After the Conversion, the Portfolio will be liquidated.  The Conversion does not require stockholder approval and stockholders are not being asked to vote.

The Adviser believes that the Conversion will provide multiple benefits for investors of the Portfolio, including lower net expenses, additional share trading flexibility, increased transparency of portfolio holdings and enhanced tax efficiency. Based on the Adviser’s recommendation, the Board, including the Directors who are not “interested persons” of the Company as defined in the Investment Company Act of 1940, as amended, determined that participation in the Conversion is in the best interests of the Portfolio and that the Conversion will not dilute the interests of the Portfolio’s stockholders.

Stockholders of the Portfolio will receive a combined information statement/prospectus describing the Conversion and the Acquiring Portfolio, and summarizing the Board’s considerations in approving the Conversion.

It is anticipated that the Conversion will qualify as a tax-free reorganization for federal income tax purposes and that generally, participating stockholders will not recognize gain or loss in connection with the Conversion. Some stockholders will receive cash payments in redemption of fractional shares of the Portfolio, and those payments may be taxable.

Importantly, in order to receive shares of the Acquiring Portfolio as part of the Conversion, you must hold Portfolio shares through a brokerage account that can accept shares of an ETF. If you do not hold Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Conversion. Instead, your Portfolio shares will be redeemed and you will receive cash equal to the value of your Portfolio shares. The redemption of your Portfolio shares may be a taxable event.

If you do not currently hold your Portfolio shares through a brokerage account that can hold shares of an ETF, please review the accompanying Q&A closely for additional actions that you must take to receive shares of the Acquiring Portfolio as part of the Conversion. No further action is required for stockholders that hold shares of the Portfolio through a brokerage account that can hold shares of the Acquiring Portfolio.

In anticipation of the Conversion, purchase orders, exchange orders, and redemption orders will only be accepted by the Portfolio until the dates indicated below:

Date
Purchase Orders:	5/4/2023
Exchange Orders:	5/11/2023
Redemption Orders:	5/11/2023

Consolidation of Class A and Class Z Shares into Advisor Class Shares. In connection with the Conversion, Class A and Class Z shares of the Portfolio will be automatically converted into Advisor Class shares. This share class consolidation will occur in April 2023 or another date selected by the Adviser prior to the closing date, without the imposition of any sales load, fee or other charge.

Advisor Class shares currently have a lower net expense ratio than Class A and the same net expense ratio as Class Z. Stockholders should consult the Portfolio’s prospectus for additional information on Advisor Class shares.

The consolidation of Class A and Class Z shares of the Portfolio into Advisor Class shares is not expected to be a taxable event for federal income tax purposes and should not result in the recognition of gain or loss by converting stockholders, although each stockholder should consult with his or her own tax adviser. The cash value of a stockholder’s investment will not change as a result of the share class consolidation.

No action is required by stockholders to effect the share class consolidation.

IMPORTANT NOTICE ABOUT YOUR ACCOUNT HOLDING PORTFOLIO SHARES

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your account holding Portfolio shares prior to the Conversion in order to receive shares of the Acquiring Portfolio.

Q.       What types of accounts can receive shares of the Acquiring Portfolio as part of the Conversion?

A.	If you hold your Portfolio shares in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of the Acquiring Portfolio in the Conversion. No further action is required.

Q.       What types of accounts cannot receive shares of the Acquiring Portfolio as part of the Conversion?

A.       The following account types generally cannot hold shares of ETFs:

•	Fund Direct Accounts. If you hold your Portfolio shares in an account directly with the Portfolio at its transfer agent, AllianceBernstein Investor Services, Inc. (“ABIS”) (a “fund direct account”), you should transfer your Portfolio shares to a brokerage account that can accept shares of the Acquiring Portfolio prior to the Conversion. For this purpose, a fund direct account includes a fund direct IRA. If you hold your Portfolio shares through a fund direct IRA and do not take action prior to the Conversion, your Portfolio shares will be exchanged for shares of AB Government Money Market Portfolio equal in value to the NAV of the Portfolio shares. You have a fund direct account if you receive quarterly account statements directly from the Portfolio and not from a third-party broker-dealer.

•	Non-Accommodating Brokerage Accounts. If you hold your Portfolio shares in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investment in ETF shares.

•	Non-Accommodating Retirement Accounts. If you hold your Portfolio shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to make a new investment selection in your non-accommodating retirement account or your financial intermediary may divest you from the Portfolio and select a different investment option prior to the Conversion.

If you are unsure about the ability of your account to accept shares of the Acquiring Portfolio, please call 800-221-5672 or contact your financial advisor or other financial intermediary.

Q.	How do I transfer my Portfolio shares from a fund direct account to a brokerage account that accepts ETF shares?

A.	Transferring your Portfolio shares from a fund direct account to a brokerage account should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please contact your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Portfolio into your brokerage account. Also inform your broker that such an account will need to be set up to accept ETF shares. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Portfolio. Your broker will require your account number with the Portfolio, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Portfolio’s transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.

Q.	How do I transfer my Portfolio shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Portfolio shares?

A.	The broker where you hold your Portfolio shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to hold ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.	What will happen if I do not have a brokerage account that can accept Acquiring Portfolio shares at the time of the Conversion?

A.	If you do not hold your Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Conversion. Instead, your Portfolio shares will be liquidated and you will receive a cash payment in redemption of your Portfolio shares. If you hold your Portfolio shares through a fund direct IRA and do not take action prior to the Conversion, your Portfolio shares will be exchanged for shares of AB Government Money Market Portfolio equal in value to the NAV of your Portfolio shares. Alternatively, if you hold your Portfolio shares through an account with a financial intermediary that is not able to hold shares of the Acquiring Portfolio, like many group retirement plans, your financial intermediary may transfer your investment to a different investment option prior to the Conversion. In some cases, the liquidation of your Portfolio shares and your receipt of cash, or the transfer of your investment, may be subject to fees and expenses charged by your intermediary and may also be subject to tax. It may take time for you to receive your cash payments. Please consult with your financial intermediary for more information on the impact that the Conversion will have on you and your investments.

Q.       What if I don’t want to hold ETF shares?

A.	If you don’t want to receive Acquiring Portfolio shares in connection with the Conversion, you may redeem your Portfolio shares or exchange those shares for shares of another eligible AB mutual fund prior to the Conversion. Currently, the Portfolio expects that the last day to exchange your Portfolio shares for shares of another AB mutual fund will be May 11, 2023 and the last day to redeem your Portfolio shares will be May 11, 2023. Generally, there are no costs or fees associated with an exchange of Portfolio shares. The redemption or exchange of your Portfolio shares may be a taxable event.

These dates may change if the anticipated closing date of the Conversion changes.

In connection with the Conversion, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to stockholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversion. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.abfunds.com and a paper copy can be obtained at no charge by calling 800-221-5672.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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This Supplement should be read in conjunction with the Prospectuses for the Portfolio.

You should retain this Supplement with your Prospectus(es) for future reference.

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